BIOCRYST PHARMACEUTICALS, INC.
2190 Parkway Lake Drive
Birmingham, AL 35244
December 8, 2006
Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-6010

Re:	BioCryst Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 9, 2006
File No. 000-23186
Dear Mr. Rosenberg:
     In connection with the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated November 15, 2006 to Charles E. Bugg, Ph.D., Chairman and Chief Executive Officer of BioCryst Pharmaceuticals, Inc. (“the Company”), which the Company received on December 4, 2006 (the “Comment Letter”), and as you requested in a telephone conversation with the undersigned earlier today, the Company hereby advises the Staff that it will provide the responses and supplemental information requested in the Comment Letter to the Staff no later than December 15, 2006.

Very truly yours,
/s/ Michael A. Darwin

Michael A. Darwin

cc:	Kei Ino
Jim Atkinson
Charles E. Bugg, Ph.D.